# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TPG Twin Brook Capital Income Fund, CIK 0001913724
CUSIP: 00840T100
Title of class of securities: Class I common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 245 Park Avenue, 26th Floor, New York, New York (NY), 10167
Date of event which requires filing of this statement: 12/29/2025
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,899,570.76; sole dispositive power 0; shared dispositive power 16,899,570.76; aggregate amount beneficially owned 16,899,570.76 (17.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 95,489,292.529 Common Shares (as defined below) outstanding as of the date of this report, as disclosed by the Issuer (as defined below) to the Reporting Persons (as defined below).
- Angelo, Gordon & Co., L.P. (CIK 0000860662): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,899,570.76; sole dispositive power 0; shared dispositive power 16,899,570.76; aggregate amount beneficially owned 16,899,570.76 (17.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 95,489,292.529 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.
- AG GP LLC (CIK 0001064683): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 16,899,570.76; sole dispositive power 0; shared dispositive power 16,899,570.76; aggregate amount beneficially owned 16,899,570.76 (17.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 95,489,292.529 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.
- COULTER, JAMES G (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 16,899,570.76; sole dispositive power 0; shared dispositive power 16,899,570.76; aggregate amount beneficially owned 16,899,570.76 (17.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 95,489,292.529 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.
- WINKELRIED JON (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 16,899,570.76; sole dispositive power 0; shared dispositive power 16,899,570.76; aggregate amount beneficially owned 16,899,570.76 (17.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 95,489,292.529 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Class I common shares of beneficial interest, par value $0.001 per share
Name of issuer: TPG Twin Brook Capital Income Fund
Address of issuer's principal executive offices: 245 Park Avenue, 26th Floor, New York, New York (NY), 10167
Comment: This Amendment No. 4 (the "Amendment") amends and supplements the Schedule 13D filed by the relevant Reporting Persons on January 9, 2023, as amended and supplemented by Amendment No. 1 filed on August 30, 2023, Amendment No. 2 filed on November 2, 2023 and Amendment No. 3 filed on July 2, 2024 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates Item 2(a) of the Original Schedule 13D in its entirety as set forth below:

"This Schedule 13D is being filed jointly on behalf of TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), Angelo, Gordon & Co., L.P., a Delaware limited partnership ("Angelo Gordon"), AG GP LLC, a Delaware limited liability company ("AG GP"), James G. Coulter and Jon Winkelried (each, a "Reporting Person" and collectively, the "Reporting Persons"). The business address of each of TPG GP A, James G. Coulter and Jon Winkelried is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The business address of each of Angelo Gordon and AG GP is 245 Park Avenue, 26th Floor, New York, New York 10167.

TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of AG GP, which is the general partner of Angelo Gordon, which directly holds 161,736.426 Common Shares and is the (i) sole member of AGTB BDC Holdings GP LLC, a Delaware limited liability company, which is the general partner of AGTB BDC Holdings, L.P., a Cayman limited partnership ("BDC Holdings"), which directly holds 16,737,834.335 Common Shares; and (ii) investment advisor to BDC Holdings.

Because of the relationship of TPG GP A to Angelo Gordon, TPG GP A may be deemed to beneficially own the Common Shares held by Angelo Gordon and BDC Holdings. TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to beneficially own the Common Shares held by Angelo Gordon and BDC Holdings. Messrs. Coulter and Winkelried disclaim beneficial ownership of the Common Shares held by Angelo Gordon and BDC Holdings except to the extent of their pecuniary interest therein."
Residence or business address:
This Amendment amends and restates Item 2(b) of the Original Schedule 13D in its entirety as set forth below:

"The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Jennifer L. Chu (Chief Legal Officer and General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jordan Kolar (Vice President)

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Angelo Gordon / AG GP (the "AG GP Officers"). All addresses are 245 Park Avenue, 26th Floor, New York, New York 10167.

Adam Schwartz (Managing Partner)
Frank Stadelmaier (Chief Operating Officer)
Brian Sigman (Chief Financial Officer)
Christopher Moore (General Counsel)
Martin Davidson (Chief Accounting Officer)
Joann Harris (Chief Compliance Officer)
Steven Willmann (Treasurer)
Jean-Baptiste Garcia (Vice President)"
Present principal occupation or employment:
This Amendment amends and restates Item 2(c) of the Original Schedule 13D in its entirety as set forth below:

"The principal business of TPG GP A is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of Angelo Gordon is the management of BDC Holdings and the assets and activities of certain managed accounts and investment fund vehicles.

The principal business of AG GP is acting as the general partner of Angelo Gordon.

The present principal occupation of Mr. Coulter is Executive Chairman and Director of TPG and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Winkelried is Chief Executive Officer and Director of TPG and officer, director and/or manager of other affiliated entities.

See response to Item 2(b) above."
Criminal convictions in the last five years:
This Amendment amends and restates Item 2(d) of the Original Schedule 13D in its entirety as set forth below:

"During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers or AG GP Officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)."
Civil proceedings (securities laws) in the last five years:
This Amendment amends and restates Item 2(e) of the Original Schedule 13D in its entirety as set forth below:

"During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers or AG GP Officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."
Citizenship:
This Amendment amends and restates Item 2(f) of the Original Schedule 13D in its entirety as set forth below:

"Each of Messrs. Coulter, Winkelried and the TPG GP A Officers and AG GP Officers is a United States citizen."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to include the following:

"Effective on December 1, 2025, BDC Holdings accepted a $100 million capital contribution from an investor for investment purposes. In connection with such capital contribution, BDC Holdings purchased additional Common Shares from the Issuer in its ongoing public offering. From time to time, to the extent BDC Holdings receives additional capital contributions, BDC Holdings may purchase additional Common Shares.

In addition, each of Angelo Gordon and BDC Holdings may participate in the Issuer's distribution reinvestment plan (the "DRIP") from time to time. Each of Angelo Gordon and BDC Holdings directly holds 1,126.128 Common Shares and 158,253.459 Common Shares, respectively, received upon the reinvestment of distributions pursuant to the DRIP."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5(a)-(b) of the Original Schedule 13D in its entirety as set forth below:

"The following sentence is based on a total of 95,489,292.529 Common Shares outstanding as of the date of this report, as disclosed by the Issuer to the Reporting Persons. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 16,899,570.761 Common Shares, which constitutes approximately 17.7% of the outstanding Common Shares."
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days:
This Amendment amends Item 5(c) of the Original Schedule 13D to include the following:

"Effective on December 1, 2025, BDC Holdings purchased 3,976,000.859 Common Shares at $25.1509 per Common Share (the "December 2025 Purchase Price"). The December 2025 Purchase Price was equal to the net asset value per Common Share as of November 30, 2025, as determined by the Issuer on December 29, 2025. In addition, BDC Holdings acquired an aggregate of 19,029.01 Common Shares in the past 60 days as a result of the DRIP. Except as otherwise reported herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Shares during the past 60 days."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
(1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).
(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).

## Signatures
- TPG GP A, LLC: /s/ Martin Davidson, Martin Davidson / Chief Accounting Officer (12/30/2025)
- Angelo, Gordon & Co., L.P.: /s/ Christopher Moore, Christopher Moore / Authorized Signatory of GP (12/30/2025)
- AG GP LLC: /s/ Christopher Moore, Christopher Moore / Authorized Signatory (12/30/2025)
- COULTER, JAMES G: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (12/30/2025)
- WINKELRIED JON: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (12/30/2025)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).